UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2) *

Enfusion, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS CSL Tech Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,018,183 shares(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 13,018,183 shares(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,018,183 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.60%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 401,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC. Mr. Oleg Movchan is the beneficial owner of 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager, and may be deemed the beneficial owner of such 401,818 shares of Class A common stock and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC by virtue of his position as the control person of CSL Tech Holdings, LLC.

(2)	This percentage calculation is based on 83,476,076 shares of Class A Common Stock outstanding as of December 31, 2022, which is the sum of (i) 70,859,711 shares of Class A Common Stock outstanding as of December 31, 2022, and (ii) the 12,616,365 shares of Class A Common Stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS Quiet Light Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,000 shares(3)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,000,000 shares(3)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.41%(4)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Represents 1,000,000 shares of Class A common stock held directly by Quiet Light Securities, LLC, as part of a securities lending arrangement. Mr. Oleg Movchan is the managing member of Quiet Light Securities, LLC and may be deemed the beneficial owner of such 1,000,000 shares of Class A common stock by virtue of his position as the control person of Quiet Light Securities, LLC.

(4)	This percentage calculation is based on 70,859,711 shares of Class A Common Stock outstanding as of December 31, 2022.

CUSIP NO. 292812104

1	NAME OF REPORTING PERSONS Oleg Movchan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,018,183 shares(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,018,183 shares(5)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,018,183 shares (5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.79%(6)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(5)	Represents 401,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC, 1,000,000 shares of Class A common stock held directly by Quiet Light Securities, LLC as part of a securities lending arrangement and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC. Mr. Oleg Movchan is the beneficial owner of 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager, and may be deemed the beneficial owner of such 401,818 shares of Class A common stock held directly by CSL Tech Holdings, LLC and 12,616,365 shares of Class A common stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC held by CSL Tech Holdings, LLC by virtue of his position as the control person of CSL Tech Holdings, LLC. Mr. Oleg Movchan is the managing member of Quiet Light Securities, LLC and may be deemed the beneficial owner of such 1,000,000 shares of Class A common stock held directly by Quiet Light Securities, LLC by virtue of his position as the control person of Quiet Light Securities, LLC.

(6)	This percentage calculation is based on 83,476,076 shares of Class A Common Stock outstanding as of December 31, 2022, which is the sum of (i) 70,859,711 shares of Class A Common Stock outstanding as of December 31, 2022, and (ii) the 12,616,365 shares of Class A Common Stock that CSL Tech Holdings, LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

CUSIP NO. 292812104

Item 1 (a).	Name of Issuer: Enfusion, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750, Chicago, Illinois 60603

Item 2 (a).	Name of Person Filing:

This statement is being jointly filed on behalf of CSL Tech Holdings, LLC, Quiet Light Securities, LLC and Mr. Oleg Movchan. Mr. Movchan beneficially owns 100% of the voting interests of CSL Tech Holdings, LLC and is the sole manager. Mr. Movchan is the managing member of Quiet Light Securities, LLC. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13G/A is being filed jointly by the Reporting Persons pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of CSL Tech Holdings LLC and Mr. Movchan is 806 Central Avenue, Suite 203, Highland Park, IL 60035.

The address of the principal business office of Quiet Light Securities, LLC is 70 West Madison Street, Suite 1675, Chicago, Illinois 60602.

Item 2 (c).	Citizenship:

CSL Tech Holdings, LLC is a Nevada limited liability company.

Quiet Light Securities, LLC is a Delaware limited liability company.

Oleg Movchan is a citizen of United States.

Item 2 (d).	Title of Class of Securities: Class A common stock, par value $0.001 per share.

Item 2 (e).	CUSIP Number: 292812104

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February 2023

CSL Tech Holdings, LLC

By:	/s/ Matthew Campobasso
Matthew Campobasso, as attorney-in-fact

Quiet Light Securities, LLC

By:	/s/ Matthew Campobasso
Matthew Campobasso, as attorney-in-fact

Oleg Movchan

/s/ Matthew Campobasso
Matthew Campobasso, as attorney-in-fact